UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-42518

Inflection Point Acquisition Corp. V

(Exact name of registrant as specified in its charter)

167 Madison Avenue Suite 205 #1017

New York, New York 10016

(212) 295-5830

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A ordinary share and one right

Class A ordinary shares, par value $0.0001 per share

Rights, each right entitling the holder to receive one-fifth (1/5) of one Class A ordinary share upon the completion of the Company’s initial business combination

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0*

*	Effective as of September 24, 2026, Inflection Point Acquisition Corp. V, a Cayman Islands exempted company (“Inflection Point”), merged with and into GOWell Energy Technology, a Cayman Islands exempted company (“PubCo”), with PubCo surviving such merger (the “First Merger”) as the first step of the previously announced business combination transaction among Inflection Point, PubCo, and GOWell Technology Limited. As a result of, and effective as of the effective time of, the First Merger, the separate corporate existence of Inflection Point ceased. This Form 15 relates solely to the reporting obligations of Inflection Point under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and does not affect the reporting obligations of PubCo under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, GOWell Energy Technology, as successor by merger to Inflection Point Acquisition Corp. V, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

GOWell Energy Technology as successor by merger to Inflection Point Acquisition Corp. V

Date: October 5, 2026	By:	/s/ Guillaume Borrel
	Name:	Guillaume Borrel
	Title:	Chief Executive Officer